UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

Under the Securities Exchange Act of 1934

OPTIMAL GROUP INC.
(Name of Issuer)

Class A Shares, no par value
(Title of Class of Securities)

68388R208
(CUSIP Number)

Mr. Hans-Martin Rüter
Abteistrasse 25
20149 Hamburg
Germany
0049 40 41172370

RütInvest GmbH
Attn: Mr. Hans-Martin Rüter
Abteistrasse 25
20149 Hamburg
Germany
0049 40 41172370

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68388R208

1	Names of Reporting Persons. Hans-Martin Rüter

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Germany

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
452,160

	8	Shared Voting Power
0

	9	Sole Dispositive Power
452,160

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
452,160

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
8.78%

14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 68388R208

1	Names of Reporting Persons. RütInvest GmbH

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds n/a

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Germany

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
0

	8	Shared Voting Power
0

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
452,160

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
8.78%

14	Type of Reporting Person (See Instructions)
CO

Item 1.  Security and Issuer

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends the Statement on Schedule 13D dated January 22, 2009 (the "Original Filing") filed by Hans-Martin Rüter, an individual residing in Germany, with respect to the beneficial ownership of Class A Shares, no par value (the "Securities"), of Optimal Group Inc., a Canadian corporation, which has its principal executive offices at 3500 de Maisonneuve Blvd. West, Suite 800, Montreal, Quebec, Canada, H3Z 3C1 (the "Issuer"), as amended by Amendment No. 1 dated April 9, 2009 ("Amendment No. 1" and, together with the Original Filing, the "Schedule 13D") filed by Mr. Rüter and RütInvest GmbH ("RütInvest" and, together with Mr. Rüter, the "Reporting Person"), a German corporation that is solely owned by Mr. Rüter.  This Amendment is being filed to reflect the sale of 73,617 shares of the Issuer's Securities during the period from October 9, 2009 through February 17, 2010.

Item 2.  Identity & Background

There are no changes in subsections (a) through (e) from the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable; see Item 4 below

Item 4.  Purpose of Transaction

The Reporting Person disposed of 73,617 shares of the Issuer's Common Stock in one or more open market transactions during the period from October 9, 2009 through February 17, 2010.

Item 5. Interest in Securities of the Issuer

(a) 452,160 shares of Common Stock; 8.78%

(b) Mr. Rüter has sole voting and dispositive power with respect to 452,160 shares.

(c) See Item 4 above.

(d) None.

(e) N/A

Item 6.  Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer
Not applicable.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2010		/s/ Hans-Martin Rüter
Hans-Martin Rüter

RütInvest GmbH

	By:	/s/ Hans-Martin Rüter
Hans-Martin Rüter
Managing Director